El Tamarindo Inc.

Statement of Cash Flows

October 2018 - September 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	95,132.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-5,621.31
20000 Account Payable Vendors	-19,392.81
20050 Capital One Credit Card	5,211.18
20150 AMEX LOAN (deleted)	-107,760.35
20350 Gift Card Sales	-356.08
20400 Sales Tax Payable	1,011.15
24000 Payroll Liability (deleted)	-9,608.55
24050 Federal Withholding & FICA Liability	13,666.43
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-122,850.34**
Net cash provided by operating activities	**$ -27,718.00**
INVESTING ACTIVITIES	
19000 Loan Fee (deleted)	8,000.00
Net cash provided by investing activities	**$8,000.00**
FINANCING ACTIVITIES	
31400 Shareholder Distribution	10,810.85
Net cash provided by financing activities	**$10,810.85**
NET CASH INCREASE FOR PERIOD	**$ -8,907.15**
Cash at beginning of period	42,236.52
CASH AT END OF PERIOD	**$33,329.37**